[ESSA Bancorp, Inc. Letterhead]

Filed Via Edgar	March 18, 2011

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re: ESSA Bancorp, Inc.

Form 10-K for Fiscal Year Ended September 30, 2010

Form 10-Q for Fiscal Quarter Ended December 31, 2010

File No. 001-33384

Dear Ms. Blume:

The following sets forth the responses of ESSA Bancorp, Inc. (the “Company”) to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010 (the “Form 10-K”) and the Company’s quarterly report on Form 10-Q for the quarter ended December 31, 2010 (the “Form 10-Q”) in the Staff’s letter (the “Comment Letter”) dated February 25, 2011. The Company acknowledges that the adequacy and accuracy of the disclosures in any Company filing are the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q as of December 31, 2010

Note 8 – Loans Receivable, Net and Allowance for Loan Losses, page 9

1.	We note your impaired loans increased from $3.9 million as of September 30, 2009 with a specific reserve of $176 thousand to $8.9 million in impaired loans with specific reserves of $500 thousand as of December 31, 2010. We further note your disclosure in your Form 10-K stating that fair value on impaired loans is “generally determined based upon independent third-party appraisals of the properties.” Please confirm whether you use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

•	How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

•

The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during the process; and

•

Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Response:

Once a loan is deemed to be impaired, if we do not already have an appropriate independent valuation dated within the last 12 months, we will secure one. For real estate secured loans, this is almost always in the form of an independent appraisal. On rare occasions, when we cannot readily secure an appraisal, we might in the interim, rely upon a Broker’s Price Opinion, most often validated with an in-house calculation of value using the income approach if the collateral property is an investment property. We utilize the most recent valuation, less an appropriate discount for reasonable selling expenses and possible price concessions to shorten our holding time, to determine the amount of specific reserves or charge off. If the newly deemed impaired loan’s collateral appraisal is not received in time to use in the current quarter, we will utilize the most recent appraisal in hand and then make an appropriate adjustment in the subsequent quarter.

Recognition of a collateral dependent loan as non-performing and impaired is generally done once the loan is 90 days delinquent, or earlier if we receive financial data/information, or upon learning of other events which would indicate that we are at risk of not receiving all of our contractual principal and interest. In all such circumstances, we will order a new appraisal/evaluation immediately. There have not been any significant time lapses in this process.

We have not charged off an amount different from what was determined to be the fair value of the collateral as determined in the appraisal, other than to discount the appraised value for reasonable selling expenses and possible price concessions designed to encourage a timely sale, during any of the periods presented in the Form 10-K or Form 10-Q.

2.	If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Response:

The only loans that were not valued based on external appraisals were commercial loans not secured by real estate amounting to $25,000 and $52,000 at December 31, 2010 and September 30, 2010, respectively. In addition to or in lieu of real estate, we may secure business loans with other forms of collateral, including marketable securities, Furniture Fixtures & Equipment (FF&E), accounts receivables, vehicles and other types of collateral. When this occurs, we value the collateral using more appropriate methods. For marketable securities, we will use the value reported in the Wall Street Journal or on brokerage house statements or some other reliable source. For FF&E, we may use the depreciated value of the asset on the company’s financial statement and may discount that further to ascertain a liquidation value. For accounts receivable, we will use the most recent financials and discount them by a percentage appropriate to the aging of the receivable. For vehicles, we will utilize values indicated by a recognized independent source such as Kelly Blue Book or National Automobile Dealers Association or, in the case of heavy equipment, other reliable on-line sources pertinent to the valuation of the subject collateral.

3.	To further enhance our understanding of how you measure impairment under ASC310-30, please provide us with a detail of your five largest impaired loans at December 31, 2010 and September 30, 2010 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

•	When the loan was originated;

•	When the loan became impaired;

•	The underlying collateral supporting the loan;

•	The amount of any charge-offs recognized for the loan, as applicable;

•	The date and amount of the last appraisal obtained for the underlying collateral;

•	The estimated fair value of the underlying collateral at September 30, 2010;

•	If you applied a discount to the most recent appraised value, the discount applied and how it was determined; and

•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

Response:

Five largest impaired loans without specific allowance - 9/30/10 Report:

1)	#869

•	Originated: 11/28/06 - $376,030

•	Original collateral value - $396,000

•	Impaired as of 9/30/09

•	Collateral: Single Family Dwelling (SFD)

•	No charge off recognized

•	Last appraisal $325,000 dated 3/17/10

•	Specific reserve calculation:

Collateral value:

80% of $325,000 appraised value	$260,000
Mortgage insurance coverage	118,345

Total collateral and insurance value	$378,345
Recorded investment in loan at 9/30/10	$374,967

Excess Collateral Value	$3,378

2)	# 701

•	Originated: 8/31/06 – $311,030

•	Original collateral value - $328,000

•	Impaired as of 9/30/09

•	Collateral: SFD

•	No charge off recognized

•	Last appraisal $270,000 dated 4/12/10

•	Specific Reserve Calculation:

Collateral value:

80% of $270,000 appraised value	$216,000
Mortgage insurance coverage	89,632

Total collateral and insurance value	$305,632
Recorded investment in loan at 9/30/10	298,774

Excess Collateral Value	$6,858

3)	#919

•	Originated: 12/27/06 - $429,000

•	Original collateral value - $990,000

•	Impaired as of 3/31/10

•	Collateral: blanket mortgage on four-unit property and primary residence

•	No charge off recognized

•	Last in-house valuation using cost approach on four-unit apartment bldg - $437,500 (February 2010).

•	Last appraisal on primary residence $305,000 dated 4/13/10

•	Specific Reserve Calculation:

Collateral value:

75% of $437,500 appraised value of investment property	$328,125
80% of $305,000 appraised value of residential property	244,000

Total	$572,125
Recorded investment in loan at 9/30/10	409,171

Excess Collateral Value	$162,954

4)	#276

•	Originated: 7/23/04 - $800,000

•	Original collateral value - $1,186,859

•	Date Impaired: 9/30/10

•

Collateral: First lien on 11.08 acre lot. The commercially zoned property is improved with a 3,084 sq. ft home and a billboard. An appraisal dated 6-28-2010 valued this property at $980,000. Additional collateral is the assignment of a Brokerage account having a value of $334,165 as of 9-8-2010.

•	No charge off recognized

•	Appraisal Date: 6/28/10

Appraisal Valuation:	Real Estate:	$980,000
	Brokerage Account:	$334,165
	Estimated Collateral Valuation 9/30/10:		$1,324,165

•	Specific Reserve Calculation:

Collateral Value:

75% of $980,000 appraised value	$735,000
80% of $334,165 in Municipal Bonds	$267,332

Total Collateral Value	$1,002,332
Recorded investment in loan at 9/30/10	738,267

Excess Collateral Value	$264,065

5)	#424

•	Originated: 12/23/05 - $420,000

•	Original collateral value - $525,500

•	Date Impaired: 9/27/10

•	Collateral: Multi-Unit Residential Property (8 units)

•	No charge off recognized

•	Appraisal Date: 7/10/09

Appraisal Valuation:	$450,000

•	Specific Reserve Calculation:

Total collateral value:	$337,500
(75% of $450,000 appraised value)
Recorded investment in loan at 9/30/10	$333,626

Excess Collateral Value	$3,874

Five largest impaired loans without specific allowance - 12/31/10 Report:

1)	#869

•	Originated: 11/28/06 - $376,030

•	Original collateral value - $396,000

•	Impaired as of 9/30/09

•	Collateral: Single Family Dwelling (SFD)

•	No charge off recognized

•	Last appraisal $325,000 dated 3/17/10

•	Specific Reserve Calculation:

Collateral value:

80% of $325,000 appraised value	$260,000
Mortgage insurance coverage	110,181

Total collateral value	$370,181
Recorded investment in loan at 12/31/10	363,335

Excess Collateral Value	$6,846

2)	#919

•	Originated: 12/27/06 - $429,000

•	Original collateral value - $990,000

•	Impaired as of 3/31/10

•	Collateral: blanket mortgage on four-unit property and primary residence

•	No charge off recognized

•	Last in-house income valuation on apartment bldg - $437,500 (Feb, 2010)

•	Last appraisal on primary residence $305,000 dated 4/13/10

•	Specific Reserve Calculation:

Collateral value:

75% of $437,500 appraised value of commercial property	$328,125
80% of $305,000 appraised value of residential property	244,000

Total collateral value	$572,125
Recorded investment in loan at 12/31/10	408,074

Excess Collateral Value	$164,051

3)	#966

•	Originated: 5/28/08 - $372,300

•	Original collateral value - $400,000

•	Impaired as of 12/31/10

•	Collateral: SFD

•	No charge off recognized

•	Last appraisal $388,000 dated 7/8/10

•	Specific Reserve Calculation:

Collateral value:

80% of $388,000 appraised value	$310,400
Mortgage insurance coverage	111,212

Total Collateral Value	$421,612
Recorded investment in loan at 12/31/10	370,706

Excess Collateral Value	$50,906

4)	#276

•	Originated: 7/23/04 - $800,000

•	Original collateral value - $1,186,859

•	Date Impaired: 9/30/10

•

Collateral: First lien on 11.08 acre lot. The commercially zoned property is improved with a 3,084 sq. ft home and a billboard. An appraisal dated 6-28-2010 valued this property at $980,000. Additional collateral is the assignment of a Brokerage account having a value of $326,202 as of 12-6-2010.

•	No charge off recognized

•	Appraisal Date: 6/28/10

Appraisal Valuation — Real Estate:	$980,000
Brokerage Account:	$326,202

Estimated Collateral Valuation:	$1,306,202

•	Specific Reserve Calculation:

Collateral Value

75% of $980,000 appraised value	$735,000
80% of $326,202 in Municipal Bonds	$260,962

Total Collateral Value	$995,962
Recorded investment in loan at 12/31/10	$733,810

Excess Collateral Value	$262,152

5)	#424

•	Originated: 12/23/05 - $420,000

•	Original collateral value - $525,500

•	Date Impaired: 9/27/10

•	Collateral:

Multi-Unit Residential Property (8 units)

•	No charge off recognized

•	Appraisal Date: 7/10/09

Appraisal Valuation: $450,000
Estimated Collateral Valuation	$450,000

•	Specific Reserve Calculation:

Total collateral value:	$337,500
(75% of $450,000 appraised value)
Recorded investment in loan at 12/31/10	$323,629

Excess Collateral Value	$13,871

4.	We note that your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Response:

When determining the appropriate level of disaggregation of the Company’s loan receivables required by ASU 2010-20 the Company considered the guidance contained in paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22. When interpreting this guidance, the Company also considered the following characteristics of our loan receivables:

•

The Company will not lend outside of a predefined lending area generally considered to be Monroe County, Pennsylvania, where the Company is headquartered, and the contiguous Pennsylvania counties of Pike, Northampton, Lehigh, Wayne, Lackawanna, Luzerne and Carbon. This policy significantly reduces the geographic distribution of our portfolio.

•

The Company’s total consumer loans outstanding at December 31, 2010 amounted to $44.8 million. Of this total, $42.6 million or 95.0% were comprised of a relatively homogenous pool of home equity loans and lines of credit.

In summary, as a result of the limited geographic distribution of the Company’s loan receivables and the relative homogeneity of the portfolio segments within the Company’s loan receivables, further disaggregation of these segments into additional classes would not improve a user’s understanding of the risks inherent in the Company’s financing receivables.

We do confirm that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio with one exception. When monitoring the risk and performance of the Company’s portfolio, management further disaggregates commercial loans to include a class of loan with very little perceived risk. These loans are loans to municipalities or loans secured by cash. These loans amounted to $17 million at September 30, 2010 and $17.4 million at December 31, 2010. This class of loan includes only loans with a risk rating of one, based on the Company’s internal risk weighting system.

Note 12 – Fair Value Measurement, page 14

5.	We note your disclosure stating that impaired loans use Level 2 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Response:

The Company measures impairment on impaired loans generally based on the fair value of the loan’s collateral. For real estate secured loans, fair value is generally determined based upon independent third party appraisals of the properties, less an appropriate discount for reasonable selling expenses and possible price concessions to shorten our holding times, should the property be required to be repossessed. Appraisals are based on observable inputs for similar properties. Based on these facts and our interpretation of the guidance under ASC 820-10, management concludes that for real estate secured impaired loans, fair value is determined using level two inputs.

Management’s Discussion and Analysis, page 17

Non-Performing Assets, page 21

6.	We note your disclosure on page 10 stating that TDR loans that are in compliance with their modified terms and that yield a market rate may be removed from the TDR status “after a period of performance.” Please tell us and revise future filings to clarify the following:

•	How long a modified loan must be performing before removing it from TDR status;

•

Whether the related restructuring agreements specify an interest rate equal to or greater than the rate you were willing to accept at the time of the restructuring for a new loan with comparable risk; and

•	The amount of TDRs removed from TDR status based on these criteria for each period presented.

Response:

•	A modified loan must be performing a minimum of six months before it can be considered for removal from TDR status. The Company will revise its future filings to include this information.

•

No loans granted rate concessions were removed from TDR status. As of December 31, 2010, the Company had one commercial real estate loan for $88,000, one commercial loan for $3,000 and three residential mortgage loans for $688,000 which were granted interest rate concessions as part of the borrowers restructuring agreement. Of the five loans, only the commercial loan for $3,000 was granted at an interest rate which was less than we would normally accept for a new loan of comparable risk. The remaining four loans were granted at rates which were considered equal to new loans of comparable risk. In future filings the Company will include the amount of loans which were removed from TDR status and will include information as to whether said loans were granted interest rate concessions below market rate.

•	For the year to date period ended December 31, 2010 one loan for $15,000 was removed from TDR status due to the payoff of the loan.

7.	We note your troubled debt restructurings of $5.4 million as of September 30, 2010. We further note that $5.0 million of these loans were performing as of such date. As of December 31, 2010, we could only locate the amount of troubled debt restructurings that were not performing as of such date. Please tell us and revise future filings to disclose the total amount of troubled debt restructurings which should include both performing and non-performing restructured loans. Further, given the significance of your restructured loans, please tell us and revising future filings to disclose the following:

•	A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;

•	Policy on how many payments the borrower needs to make before returning the loan to accrual status; and

•	Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

Response:

The total number of both performing and non-performing restructured loans on our books as of December 31, 2010 was $ 7.9 million. Such disclosure will be included in the Company’s future filings.

Nine commercial real estate loans constituted $2.3 million of the restructured loans and one unsecured commercial loan with a $2,600 balance were the only non-homogeneous loans. Within this group of loans, only one benefitted from a below market rate reduction and forgiveness of principal, four were granted principal payment deferments, one was granted a deferral of P&I payments for a limited period of time, another a one-year extension of maturity date and three loans were re-amortized over a longer period of time.

One-to-four family residential loans compose the majority of the Troubled Debt Restructured loans. Generally, a residential mortgage loan is deemed a TDR because we advanced new money to pay back taxes or we capitalized interest, or both. Payment relief for these residential mortgage loan borrowers is accomplished by extending the amortization while retaining the original maturity date, thereby resulting in a balloon payment. Rarely have we needed to provide a lower interest rate or to forgive a portion of principal to accomplish meaningful payment relief. A modified loan must be performing for a minimum of six months before it can be considered for removal from TDR status. Such disclosures will be included in the Company’s future filings.

8.	Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings

Response:

We have modified terms of loans that do not meet the definition of a troubled debt restructure (TDR). The vast majority of such loans were simply rate modifications of residential first mortgage loans in lieu of refinancing. The non-TDR rate modifications were all performing loans when the rates were reset to current market rates. For the fiscal year ending 9/30/2010, we modified 171 residential loans ($22.8 million) in this fashion and in the first quarter of FY 2011 another 176 residential loans ($23.3 million). All had amortizations and terms of 15 years or less. No second mortgage or other consumer loans were modified for non-TDR purposes.

In addition, there were six residential mortgage loans having an aggregate balance of $1.4 million for which terms were modified temporarily. The extent of the temporary modification ranged from a deferment of principal payments for six months to a longer amortization but at market rates and without capitalization.

With regard to commercial loans, including commercial real estate loans, various non-troubled loans were modified, either for the purpose of a rate reduction to reflect current market rates (in lieu of a refinance) or the extension of a loan’s maturity date. The extension may have been granted for a line that matures annually but for which current financials were not yet received. In total, they numbered eighteen in the quarter ending December 31, 2010 with an aggregate balance of approximately $11.2 million.

9.	We note your disclosure on page F-11 of your Form 10-K stating that loans that experience insignificant payment delays and shortfalls generally are not classified as impaired. Please tell us and revise your future filings to disclose how you define insignificant payment delays for this purpose, including the typical length of such delays.

Response:

Supplementally, management advises staff that insignificant payment delays as used in our disclosure on page F-11 of our Form 10-K are generally payment delays of less than 90 days. Management will revise future filings to disclose this information.

Sincerely,

/s/ Allan A. Muto
Allan A. Muto
Executive VP and CFO

CC: Ms. Babette Cooper, Securities & Exchange Commission